Exhibit 99.1

ReNew Power Announces Results for the Second

Quarter of Fiscal Year 2023 (Q2 FY23) and First Half of Fiscal 2023 (H1 FY23),

both ended September 30, 2022

November 15, 2022: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), India’s leading renewable energy company in terms of total commissioned capacity, today announced its consolidated results for Q2 FY23 and H1 FY23.

Operating Highlights:

•
As of September 30, 2022, the Company’s portfolio consisted of 13.4 GWs, a 30.8% increase year on year, of which 7.7 GWs are commissioned and 5.7 GWs are committed and are expected to be operational by the end of fiscal year 2024. Approximately 1.0 GW of Purchase Power Agreements (“PPAs”) were signed in the quarter and only ~1.5% of the portfolio has LOAs with PPAs awaited. The 1 GW of PPAs that have been signed are across business segments and improve visibility of growth for the diversified portfolio.
•
Total Income (or total revenue) for Q2 FY23 was INR 22,409 million (US$ 275 million), an increase of 5.1% over Q2 FY22. Adjusted EBITDA(2) for Q2 FY23 was INR 18,209 million (US$ 224 million), an increase of 0.1% over Q2 FY22. Net loss for Q2 FY23 was INR 986 million (US$ 12 million) compared to a net loss of INR 6,614 million (US$ 81 million) for Q2 FY22. Cash Flow to equity(2) (“CFe”) for Q2 FY23 was INR 7,125 million (US$ 88 million), an increase of 4.7% over Q2 FY22.
•
Total Income (or total revenue) for H1 FY23 was INR 47,416 million (US$ 583 million), an increase of 24.4% over H1 FY22. Adjusted EBITDA(2) for H1 FY23 was INR 38,366 million (US$ 472 million), an increase of 20.3% over H1 FY22. Net loss for H1 FY23 was INR 1,090 million (US$ 13 million) compared to a net loss of INR 6,189 million (US$ 76 million) for H1 FY22. Cash Flow to equity(2) (“CFe”) for H1 FY23 was INR 21,040 million (US$ 259 million), an increase of 47.5% over H1 FY22.
•
Days Sales Outstanding (“DSO”) ended Q2 FY23 at 231 days, a 41 day improvement year on year and the company increased its cash by INR 4,881 million (US$ 60 million) through a reduction in accounts receivables during the quarter. On the back of clear arrangements for future payment schedules agreed with multiple State Discoms, DSOs are on track for a substantial improvement over the remainder of the year.
•
$300 million Green Bonds were redeemed during Q2 FY23. As of September 30, 2022, ~50% of total outstanding debt is local currency borrowing. ReNew’s access to affordable capital remains strong despite elevated yields in international debt capital markets.
•
ReNew entered into a partnership with Norfund, the Norwegian Government’s Investment Fund for developing countries, and KLP, Norway’s largest pension company, to co-invest in ReNew’s transmission projects.
•
ReNew signed definitive agreements for the acquisition of 3E, a SaaS solutions company offering asset performance management and analytics for renewable energy.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 81.37 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of September 30, 2022, our total portfolio consisted of 13,368 MWs and commissioned capacity was 7,698 MWs of which 3,887 MWs were wind, 3,713 MWs were solar and 99 MWs were hydro. We commissioned 107 MWs of wind assets and 25 MWs of solar assets during H1 FY23. We commissioned 70 MWs of wind assets and 5 MWs of solar assets during Q2 FY23.

Electricity Sold

Total electricity sold in H1 FY23 was 9,942 million kWh, an increase of 31.5% over H1 FY22. Total electricity sold in Q2 FY23 was 4,751 million kWh, an increase of 18.7% over Q2 FY22.

Electricity sold in H1 FY23 from wind assets was 5,675 million kWh, an increase of 7.0% over H1 FY22. Electricity sold in H1 FY23 from solar assets was 3,975 million kWh, an increase of 82.0% over H1 FY22. Electricity sold in H1 FY23 for hydro assets was 292 million kWh. The hydro assets were acquired in August 2021.

Electricity sold in Q2 FY23 from wind assets was 2,786 million kWh, a decrease of 3.5% over Q2 FY22. Electricity sold in Q2 FY23 from solar assets was 1,785 million kWh, an increase of 70.8% over Q2 FY22. Electricity sold in Q2 FY23 for hydro assets was 180 million kWh. The hydro assets were acquired in August 2021.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for H1 FY23 for wind assets was 33.7%, compared to 33.6%, for H1 FY22. The PLF for H1 FY23 for solar assets was 24.5% compared to 22.6% for H1 FY22.

Our weighted average Plant Load Factor (“PLF”) for Q2 FY23 for wind assets was 32.7%, compared to 36.3%, for Q2 FY22 due to lower wind resource. The PLF for Q2 FY23 for solar assets was 21.8% compared to 20.4% for Q2 FY22.

Total Income

Total Income for H1 FY23 was INR 47,416 million (US$ 583 million), an increase of 24.4% over H1 FY22. The increase in total income was primarily due to an increase in operating capacity, better realization and late payment surcharge from customers offset with lower income from carbon credit and compensation for loss of revenue. Total income includes finance income and fair value change in derivative instruments of INR 1,318 million (US$ 16 million) and change in the fair value of warrants of INR 1,062 million (US$ 13 million) for H1 FY23.

Total Income for Q2 FY23 was INR 22,409 million (US$ 275 million), an increase of 5.1% over Q2 FY22. The increase in total income was primarily due to an increase in operating capacity, better realization and late payment surcharge from customers partially offset by lower wind resource, lower income from carbon credit and compensation for loss of revenue. Total income includes finance income and fair value change in derivative instruments of INR 718 million (US$ 9 million) for Q2 FY23.

Employee Benefit Expenses

Employee benefit expenses for H1 FY23 was INR 1,992 million (US$ 24 million), a decrease of 12.7% over H1 FY22. Employee benefit expenses for Q2 FY23 was INR 901 million (US$ 11 million), a decrease of 46.7% over Q2 FY22. The decrease was primarily due to lower listing related share-based payment expenses and others recorded in Q2 FY22.

Other Expenses

Other Expenses, which include Operating & Maintenance (O&M) as well as General & Administrative (G&A), for H1 FY23 was INR 5,604 million (US$ 69 million), an increase of 29.8% over H1 FY22. Other Expenses for Q2 FY23 were INR 2,989 million (US$ 37 million), an increase of 34.8% over Q2 FY22. The increase was largely driven by the increase in operating capacity.

Finance Costs and fair value change in derivative instruments

Finance costs and fair value change in derivative instruments for H1 FY23 was INR 30,158 million (US$ 371 million), an increase of 74.2% over H1 FY22. The increase in finance costs was primarily due to higher borrowing in line with an increase in capacity, non-cash mark to market adjustments, discounting cost of late payment surcharge income*, and a one-time debt premium expense and reclassification of a hedge loss from the Balance Sheet of INR 2,531 million (US$ 32 million) for the refinancing of USD bonds with lower cost rupee debt.

Finance costs and fair value change in derivative instruments for Q2 FY23 was INR 13,963 million (US$ 172 million), an increase of 74.1% over Q2 FY22. The increase in finance costs was primarily due to higher borrowing in line with an increase in capacity, non-cash mark to market adjustments and discounting cost of late payment surcharge income.

*MOP on June 3, 2022, notified “The Electricity (Late Payment Surcharge and Related Matters) Rules, 2022” (LPS rules). Under these rules Andhra Pradesh & Telangana DISCOMs have agreed to clear the overdue receivables in 12 installments and Madhya Pradesh, Tamil Nadu & Karnataka DISCOMs have agreed to clear their past due receivables between 40 – 48 months. A few DISCOMs have also agreed to release / pay overdue interest as per LPS rules. Accordingly, “Late Payment Surcharge from customer” has been recorded in the statement of profit and loss. Further, since for some of the DISCOMs the amount will be collected over a period of time, the discounting cost has been booked as part of “Finance costs and fair value change in derivative instruments”. The discounting cost is INR 1,127 million (US$ 14 million) for H1 and Q2 FY23.

Net Profit/ Loss

The net loss for H1 FY23 was INR 1,090 million (US$ 13 million) compared to a net loss of INR 6,189 million (US$ 76 million) for H1 FY22. The net loss includes a one-time expense for debt premium and the impact of a reclassification of a hedge loss from the Balance Sheet of INR 2,531 million (US$ 32 million) for the refinancing of USD bonds with lower cost rupee debt.

The net loss for Q2 FY23 was INR 986 million (US$ 12 million) compared to a net loss of INR 6,614 million (US$ 81 million) for Q2 FY22.

Adjusted EBITDA (2)

Adjusted EBITDA (Non-IFRS) H1 FY23 was INR 38,366 million (US$ 472 million), an increase of 20.3% over H1 FY22. Adjusted EBITDA Q2 FY23 was INR 18,209 million (US$ 224 million), an increase of 0.1% over Q2 FY22.

FY 23 Guidance

The Company’s Adjusted EBITDA and Cash Flow to equity guidance for FY23 is subject to normal weather for the remainder of the year and completion of the 528MW acquisition which is currently under process.

Financial Year	Adjusted EBITDA	Adjusted EBITDA/share	Cash Flow to Equity	Cash Flow to equity/share
FY23	INR 66,000 – INR 69,000 million	INR 159 - INR 165	INR 21,000 – INR 22,700 million	INR 50 - INR 54

Cash Flow

Cash flow generated from operating activities for H1 FY23 was INR 28,130 million (US$ 346 million), compared to INR 10,987 million (US$ 135 million) for H1 FY22.Cash flow generated from operating activities for Q2 FY23 was INR 20,563 million (US$ 253 million), compared to INR 4,357 million (US$ 54 million) for Q2 FY22. The increase was primarily on account of higher total income and lower working capital due to improved collections.

Cash used in investing activities for H1 FY23 was INR 21,013 million (US$ 258 million), compared to INR 76,058 million (US$ 935 million) for H1 FY22. Cash used in investing activities for Q2 FY23 was INR 7,305 million (US$ 90 million), compared to INR 48,372 million (US$ 594 million) for Q2 FY22. The cash was used primarily towards capital expenditures on organic growth.

Cash used in financing activities for H1 FY23 was INR 9,966 million (US$ 122 million), compared to cash generated from financing activities of INR 70,759 million (US$ 870 million) in H1 FY22. Cash used in financing for Q2 FY23 was INR 12,513 million (US$ 154 million), compared to cash generated from financing activities of INR 63,851 million (US$ 785 million) in Q2 FY22. The cash is used primarily for the buy back of shares offset by proceeds from borrowings (net of repayment) and shares and compulsory convertible debentures.

Capital Expenditure

During H1 FY23, we commissioned 132 MWs of projects for which our capex was INR 9,293 million (US$ 114 million) which was broadly in line with the initially estimated cost.

Liquidity Position

As of September 30, 2022, we had INR 56,316 million (US$ 692 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 25,616 million (US$ 315 million) as per the cash flow statement and INR 30,700 million (US$ 377 million) as bank balances other than cash and cash equivalents.

Debt

Gross debt on September 30, 2022 was INR 466,937 million (US$ 5,738 million).

Receivables

Total receivables, as on September 30, 2022, was INR 50,350 million (US$ 619 million) of which INR 5,494 million (US$ 68 million) was unbilled and others. The day sales outstanding improved by 41 days year on year. Andhra Pradesh Discom (Distribution Companies being our customers) had total receivables of INR 19,561 million (US$ 240 million) which we expect to recover fully over time.

Other updates

Transmission partnership with Norfund and KLP

ReNew has entered into a partnership with Norfund, the Norwegian Government’s Investment Fund for developing countries, and KLP, Norway’s largest pension company, to co-invest in ReNew’s transmission projects. Parties have signed agreement for first investment in the partnership (with expectations of further joint investments), wherein Norfund & KLP shall invest approx. INR 900 million (US$ 11 million) for a 49% stake in ReNew’s Koppal transmission project in Karnataka. Expected levelized EBITDA for the project is ~$ 7.4m with commercial operations are expected to start in the first quarter of FY24. The role of these projects in enabling earlier commissioning of renewable energy projects, enhance returns on ReNew’s core renewable energy business. Investment by Norfund and KLP in ReNew’s transmission projects enables ReNew to add further capacity and is in line with ReNew’s capital recycling strategy. ReNew has won 3 transmission projects in Karnataka, India to evacuate ~5 GW of wind power.

ReNew Power invests in renewable energy SaaS platform, 3E

ReNew has entered into definitive agreements to acquire shares in 3E, a leading renewable energy asset performance management and analytics platform. 3E is a trusted technology and solutions provider in renewable energy with 20 years of history. The company’s digital platform SynaptiQ offers SaaS applications to maximize the revenue of renewable energy assets over the entire life cycle. The platform, that includes leading analytics and AI based asset operations solutions, has about 20 GW contracted capacity of assets under management. Additionally, the Company offers best-in-class (bankable) consultancy services to project developers, owners, asset managers, operators, investors, lenders and policy makers and has completed consultancy projects in over 90 GW of assets.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non- IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortisation, (e) listing expenses, (f) share based payment and other expense related to listing less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present Cfe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Cfe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use Cfe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed Cfe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe Cfe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. Cfe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss the earnings results at 8:30 AM ET (7:00 PM IST) on November 16, 2022. The conference call can be accessed live at https://edge.media-server.com/mmc/p/976hedpe or by phone (toll-free) by dialing:

US / Canada: (+1) 855 881 1339

UK: (+44) 0800 051 8245

Sweden: (+46) 020 791 959

India: (+91) 0008 0010 08443

Singapore: (+65) 800 101 2785

Hong Kong: (+852) 800 966 806

Japan: (+81) 005 3116 1281

Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renewpower.in/news-events/events

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 81.37 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2022. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.
(2)
This is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.
(3)
The previous period numbers have been regrouped/reclassified to match the current year grouping/classification.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew Power and its subsidiaries.

ReNew is one of the largest renewable energy Independent Power Producers in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects hydro projects and distributed solar energy projects. As of September 30, 2022, ReNew had a gross total portfolio of ~13.4 GWs of renewable energy projects across India including commissioned and committed projects. For more information, please visit www.renewpower.in and follow us on Linked In, Facebook, Twitter and Instagram.

Press Enquiries

Shilpa Narani
Shilpa.narani@renewpower.in
+ 91 9999384233

Investor Enquiries

Nathan Judge

Anunay Shahi

Subhadip Mitra

ir@renewpower.in

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions, except share and par value data)

	As at March 31,	As at September 30,
	2022	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	437,593	455,901	5,603
Intangible assets	39,724	39,065	480
Right of use assets	7,495	8,110	100
Financial assets
Investments	—	353	4
Trade receivables	1,006	5,178	64
Loans	164	128	2
Others	3,254	2,993	37
Deferred tax assets (net)	1,062	2,855	35
Prepayments	875	1,106	14
Non-current tax assets (net)	4,877	5,185	64
Other non-current assets	10,081	24,681	303
Total non-current assets	506,131	545,555	6,705
Current assets
Inventories	815	946	12
Financial assets
Derivative instruments	3,593	4,531	56
Trade receivables	44,819	45,172	555
Cash and cash equivalents	28,379	25,616	315
Bank balances other than cash and cash equivalents	50,741	29,625	364
Loans	623	149	2
Others	2,178	3,175	39
Prepayments	970	725	9
Other current assets	3,001	6,727	83
	135,119	116,666	1,434
Assets held for sale	93	93	1
Total current assets	135,212	116,759	1,435
Total assets	641,343	662,314	8,140
Equity and liabilities
Equity
Issued capital	4,808	4,808	59
Share premium	154,051	154,072	1,893
Hedge reserve	(1,328)	(1,956)	(24)
Share based payment reserve	3,444	4,692	58
Retained losses	(38,420)	(45,691)	(562)
Other components of equity	(4,116)	(3,271)	(40)
Equity attributable to equity holders of the parent	118,439	112,654	1,384
Non-controlling interests	7,934	11,519	142
Total equity	126,373	124,173	1,526
Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	373,729	402,392	4,945
Lease liabilities	2,999	3,704	46
Liability for put options with non-controlling interest	8,636	7,798	96
Others	2,087	2,143	26
Deferred government grant	214	209	3
Employee benefit liabilities	169	196	2
Provisions	13,384	14,180	174
Deferred tax liabilities (net)	12,468	14,745	181
Other non-current liabilities	5	3	0
Total non-current liabilities	413,691	445,370	5,473

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions, except share and par value data)

	As at March 31,	As at September 30,
	2022	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	14,485	33,929	417
Lease liabilities	455	471	6
Trade payables	5,609	7,160	88
Liability for put options with non-controlling interests	910	979	12
Derivative instruments	4,209	2,417	30
Others (includes current maturities of long term interest-bearing loans and borrowings)	71,636	45,432	558
Deferred government grant	11	11	0
Employee benefit liabilities	179	227	3
Other current liabilities	3,281	846	10
Current tax liabilities (net)	504	1,299	16
	101,279	92,771	1,140
Liabilities directly associated with the assets held for sale	—	—	—
Total current liabilities	101,279	92,771	1,140
Total liabilities	514,970	538,141	6,614
Total equity and liabilities	641,343	662,314	8,140

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended September 30,			For the six months ended September 30,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	16,990	19,560	240	32,507	41,734	513
Other operating income	1,550	16	0	1,575	270	3
Late payment surcharge from customers	—	962	12	—	962	12
Finance income and fair value change in derivative instruments	343	718	9	807	1,318	16
Other income	2,429	1,150	14	3,230	2,070	25
Change in fair value of warrants	—	3	0	—	1,062	13
Total income	21,312	22,409	275	38,119	47,416	583
Expenses
Raw materials and consumables used	9	39	0	192	39	0
Employee benefits expense	1,689	901	11	2,282	1,992	24
Depreciation and amortisation	3,288	3,955	49	6,449	7,784	96
Other expenses	2,217	2,989	37	4,317	5,604	69
Finance costs and fair value change in derivative instruments	8,023	13,963	172	17,308	30,158	371
Change in fair value of warrants	855	—	—	855	—	—
Listing and related expenses	10,512	—	—	10,512	—	—
Total expenses	26,593	21,847	268	41,915	45,577	560
(Loss) / profit before tax	(5,281)	562	7	(3,796)	1,839	23
Income tax expense
Current tax	588	495	6	961	854	10
Deferred tax	745	1,053	13	1,432	2,075	26
Loss for the period	(6,614)	(986)	(12)	(6,189)	(1,090)	(13)
Weighted average number of equity shares in calculating basic and diluted EPS	355,757,025	392,258,643	392,258,643	339,029,683	388,603,306	388,603,306
Loss per share
Basic and Diluted loss attributable to ordinary equity holders of the Parent (in INR and USD)	(18.27)	(2.27)	(0.03)	(17.26)	(2.53)	(0.03)

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three ended September 30,			For the six months ended September 30,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
(Loss) / profit before tax	(5,281)	562	7	(3,796)	1,839	23
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	7,897	13,666	168	17,064	29,713	365
Depreciation and amortisation	3,288	3,955	49	6,449	7,784	96
Change in fair value of warrants	855	(3)	(0)	855	(1,062)	(13)
Provision for operation and maintenance equalisation	(31)	(8)	(0)	(8)	(97)	(1)
Share based payments	837	450	6	1,100	965	12
Listing and related expenses	7,617	—	—	7,617	—	—
Interest income	(308)	(1,077)	(13)	(733)	(1,616)	(20)
Others	230	200	2	272	132	2
Working capital adjustments:
(Increase) / decrease in trade receivables	(9,442)	4,881	60	(17,035)	(3,500)	(43)
(Increase) / decrease in inventories	(255)	(36)	(0)	(317)	(131)	(2)
(Increase) / decrease in other current financial assets	(751)	(520)	(6)	(1,407)	(1,062)	(13)
(Increase) / decrease in other non-current financial assets	(8)	0	0	17	41	1
(Increase) / decrease in other current assets	268	(546)	(7)	424	(3,710)	(46)
(Increase) / decrease in other non-current assets	250	16	0	(25)	(2)	(0)
(Increase) / decrease in prepayments	(1,166)	(322)	(4)	(1,013)	14	0
Increase / (decrease) in other current financial liabilities	(11)	10	0	(58)	20	0
Increase / (decrease) in other current liabilities	368	(2,521)	(31)	(1,140)	(2,435)	(30)
Increase / (decrease) in other non-current liabilities	25	3	0	14	(2)	(0)
Increase / (decrease) in contract liabilities	6	—	—	38	—	—
Increase / (decrease) in trade payables	733	1,875	23	3,084	1,551	19
Increase / (decrease) in employee benefit liabilities	(315)	(15)	(0)	1	56	1
Cash generated from operations	4,806	20,570	253	11,403	28,498	350
Income tax refund / (paid)	(449)	(7)	(0)	(416)	(368)	(5)
Net cash generated from operating activities (a)	4,357	20,563	253	10,987	28,130	346
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(27,980)	(18,317)	(225)	(48,152)	(42,561)	(523)
Sale of property, plant and equipment	5	—	—	7	7	0
(Investments) / redemption in deposits having residual maturity more than 3 months (net)	(11,361)	11,304	139	(19,141)	21,358	262
Deferred consideration received during the period	—	—	—	—	19	0
Acquisition of subsidiaries, net of cash acquired	(9,540)	—	—	(9,540)	(90)	(1)
Purchase consideration paid	—	(30)	(0)	—	(30)	(0)
Government grant received	34	—	—	74	—	—
Proceeds from interest received	470	92	1	694	637	8
Contribution to investment funds	—	(353)	(4)	—	(353)	(4)
Net cash used in investing activities (b)	(48,372)	(7,305)	(90)	(76,058)	(21,013)	(258)
Cash flows from financing activities
Capital transaction involving issue of shares (net of transaction cost)	68,505	—	—	68,505	—	—
Distribution / cash paid to RPPL’s equity holders	(19,609)	—	—	(19,609)	—	—
Shares pending cancellation	—	(5,009)	(62)	—	(6,182)	(76)
Shares issued during the period	—	—	—	—	14	0
Acquisition of interest by non-controlling interest in subsidiaries	1,036	—	—	1,036	—	—
Payment for acquisition of interest from non-controlling interest	(736)	(15)	(0)	(736)	(34)	(0)
Payment of lease liabilities (including payment of interest expense)	(64)	(146)	(2)	(117)	(226)	(3)
Payment made for repurchase of vested stock options	(610)	—	—	(610)	—	—
Proceeds from shares and compulsory convertible debentures issued by subsidiaries	—	7,930	97	—	9,559	117
Proceeds from compulsory convertible preference shares	(398)	—	—	—	—	—
Proceeds from long term interest-bearing loans and borrowings	43,526	25,710	316	98,392	70,905	871
Repayment of long term interest-bearing loans and borrowings	(15,366)	(34,656)	(426)	(68,279)	(86,990)	(1,069)
Proceeds from short term interest-bearing loans and borrowings	24,132	20,509	252	48,424	51,190	629
Repayment of short term interest-bearing loans and borrowings	(25,858)	(15,266)	(188)	(39,468)	(32,072)	(394)
Interest paid (including settlement gain / loss on derivative instruments)	(10,707)	(11,570)	(142)	(16,779)	(16,130)	(198)
Net cash generated from financing activities (c)	63,851	(12,513)	(154)	70,759	(9,966)	(122)
Net decrease in cash and cash equivalents (a) + (b) + (c)	19,836	745	9	5,688	(2,849)	(35)
Cash and cash equivalents at the beginning of the period	6,531	24,832	305	20,679	28,379	349
Effects of exchange rate changes on cash and cash equivalents	—	39	0	—	86	1
Cash and cash equivalents at the end of the period	26,367	25,616	315	26,367	25,616	315
Components of cash and cash equivalents
Cash and cheque on hand	0	1	0	0	1	0
Balances with banks:
- On current accounts	19,391	25,615	315	19,391	25,615	315
- Deposits with original maturity of less than 3 months	6,976	—	—	6,976	—	—
Total cash and cash equivalents	26,367	25,616	315	26,367	25,616	315

RENEW ENERGY GLOBAL PLC

Unaudited NON-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net Loss to Adjusted EBITDA for the periods indicated:

	For the three months ended September 30,			For the six months ended September 30,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Loss for the period	(6,614)	(986)	(12)	(6,189)	(1,090)	(13)
Less: Finance income and fair value change in derivative instruments	(343)	(718)	(9)	(807)	(1,318)	(16)
Add: Depreciation and amortisation	3,288	3,955	49	6,449	7,784	96
Add: Finance costs and fair value change in derivative instruments	8,023	13,963	172	17,308	30,158	371
Add / Less: Change in fair value of warrants	855	(3)	(0)	855	(1,062)	(13)
Add: Listing and related expenses	10,512	-	-	10,512	-	-
Add: Income tax expense	1,334	1,548	19	2,393	2,929	36
Add: Share based payment expense and others related to listing	1,129	450	6	1,380	965	12
Adjusted EBITDA	18,184	18,209	224	31,902	38,366	472

CASH FLOWS TO EQUITY (CFe):

	For the three months ended September 30,			For the six months ended September 30,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Adjusted EBITDA	18,184	18,209	224	31,902	38,366	472
Add: Finance income and fair value change in derivative instruments	343	718	9	807	1,318	16
Less: Interest paid in cash	(9,261)	(9,437)	(116)	(15,333)	(14,644)	(180)
Less: Tax refund / (paid)	(450)	(7)	(0)	(416)	(368)	(5)
Less: Normalised loan repayment	(1,364)	(2,620)	(32)	(2,171)	(4,022)	(49)
Less:- Share based payments expense (Cash settled) and others	(940)	-	-	(940)	-	-
Add: Other non cash items	289	262	3	415	390	5
Total CFe	6,802	7,125	88	14,264	21,040	259